UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(E)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Walgreens Boots Alliance, Inc.

(Name of the Issuer)

Walgreens Boots Alliance, Inc.

Blazing Star Parent, LLC

Blazing Star Merger Sub, Inc.

Sycamore Partners III, L.P.

Sycamore Partners III-A, L.P.

Sycamore Partners Wing Co-Invest, L.P.

Sycamore Partners III GP, L.P.

Sycamore Partners III GP, Ltd.

Blazing Star CCX Superco, Inc.

Blazing Star IA Parent, LLC

Blazing Star Shields Superco II, LLC

Blazing Star Investors, LLC

Blazing Star Boots Superco (Jersey) Limited

Blazing Star Retail Blocker Buyer, LLC

Blazing Star Office Blocker Buyer, LLC

Blazing Star DC Blocker Buyer, LLC

Blazing Star Excluded Property Blocker Buyer, LLC

Alliance Sante Participations Ltd.

Alliance Santé Participations S.A.

Stefano Pessina

(Names of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

931427108

(CUSIP Number of Class of Securities)

Walgreens Boots Alliance, Inc. 108 Wilmot Road Deerfield, Illinois 60015 (847) 315-3700 Attn: Lanesha Minnix, Executive Vice President and Global Chief Legal Officer

Blazing Star Parent, LLC

Blazing Star Merger Sub, Inc.

Sycamore Partners III, L.P.

Sycamore Partners III-A, L.P.

Sycamore Partners Wing Co-Invest, L.P.

Sycamore Partners III GP, L.P.

Sycamore Partners III GP, Ltd.

Blazing Star CCX Superco, Inc.

Blazing Star IA Parent, LLC

Blazing Star Shields Superco II, LLC

Blazing Star Investors, LLC

Blazing Star Boots Superco (Jersey) Limited

Blazing Star Retail Blocker Buyer, LLC

Blazing Star Office Blocker Buyer, LLC

Blazing Star DC Blocker Buyer, LLC

Blazing Star Excluded Property Blocker Buyer, LLC

9 West 57th Street, 31st Floor

New York, NY 10019

(212) 796-8500

Attn: Stefan Kaluzny

	Alliance Sante Participations Ltd. 3rd Floor, Citrus Grove 106 Goring Avenue George Town, PO Box 10085 Grand Cayman, KY1-1001 Cayman Islands (345) 747-2739 Attn: Simone Retter	Alliance Santé Participations S.A. 14, avenue du X Septembre L-2550 Luxembourg Grand Duchy of Luxembourg +352 27 99 01 03 Attn: Simone Retter	Stefano Pessina 24, boulevard du Ténao 98000 Monaco +377 99 99 60 40

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to

Joshua N. Korff, P.C. Rachael G. Coffey, P.C. Kirkland & Ellis LLP 601 Lexington Avenue New York, New York 10022 (212) 446-4800	Brian Wolfe Darren Schweiger Michael Senders Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 (212) 450-10017	Jeffrey J. Rosen Gordon S. Moodie Emily F. Huang Debevoise & Plimpton LLP 66 Hudson Boulevard New York, New York 10001 (212) 909-6000	Ben Burman Avocat EURL 69, avenue Victor Hugo 75116 Paris, France +33 1 45 02 19 19

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction or passed upon the adequacy or accuracy of the disclosure in this transaction statement on Schedule 13E-3. Any representation to the contrary is a criminal offense.

Introduction

This Amendment No. 1 to the Transaction Statement on Schedule 13E-3 (as amended, this “Transaction Statement”) is being filed with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”), by (1) Walgreens Boots Alliance, Inc., a Delaware corporation (“WBA” or the “Company”); (2) Blazing Star Parent, LLC, a Delaware limited liability company (“Parent”), (3) Blazing Star Merger Sub, Inc. (“Merger Sub”), a Delaware corporation, (4) Sycamore Partners III, L.P., a Cayman Islands exempted limited partnership (“Sycamore Partners III, L.P.”), (5) Sycamore Partners III-A, L.P., a Cayman Islands exempted limited partnership (“Sycamore Partners III-A, L.P.”), (6) Sycamore Partners Wing Co-Invest, L.P., a Delaware limited partnership (“Sycamore Partners Wing Co-Invest, L.P.”), (7) Sycamore Partners III GP, L.P., a Cayman limited partnership (“Sycamore Partners III GP, L.P.”), (8) Sycamore Partners III GP, Ltd., a Cayman limited company (“Sycamore Partners III GP, Ltd.”), (9) Blazing Star CCX Superco, Inc., a Delaware corporation (“Blazing Star CCX Superco, Inc.”), (10) Blazing Star IA Parent, LLC, a Delaware limited liability company (“Blazing Star IA Parent, LLC”), (11) Blazing Star Shields Superco II, LLC, a Delaware limited liability company (“Blazing Star Shields Superco II, LLC”), (12) Blazing Star Investors, LLC, a Delaware limited liability company (“Blazing Star Investors, LLC”), (13) Blazing Star Boots Superco (Jersey) Limited, a Jersey private limited company (“Blazing Star Boots Superco (Jersey) Limited”), (14) Blazing Star Retail Blocker Buyer, LLC, a Delaware limited liability company (“Blazing Star Retail Blocker Buyer”), (15) Blazing Star Office Blocker Buyer, LLC, a Delaware limited liability company (“Blazing Star Office Blocker Buyer”), (16) Blazing Star DC Blocker Buyer, LLC, a Delaware limited liability company (“Blazing Star DC Blocker Buyer”), (17) Blazing Star Excluded Property Blocker Buyer, LLC, a Delaware limited liability company (“Blazing Star Excluded Property Blocker Buyer”), (18) Alliance Sante Participations Ltd., a Cayman Islands exempted company (“ASP Cayman”), (19) Alliance Santé Participations S.A., a Luxembourg société anonyme (“ASP”), and (20) Stefano Pessina, a Monégasque citizen (“Pessina”) (each of (1) through (20) a “Filing Person,” and collectively, the “Filing Persons”).

This Transaction Statement relates to the Agreement and Plan of Merger, dated as of March 6, 2025 (as it may be amended from time to time, the “Merger Agreement”), by and among the Company, Parent, Merger Sub and the other affiliates of Parent named therein, pursuant to which, subject to the terms and conditions set forth therein and among other things, Merger Sub will be merged with and into the Company with the Company surviving such merger as a wholly owned subsidiary of Parent (the “Merger”).

Upon the terms and subject to the conditions set forth in the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of the Company’s common stock, par value $0.01 per share (“Company Common Stock”) issued and outstanding immediately prior to the Effective Time (other than any shares of Company Common Stock that are held by the Company as treasury stock or owned by Parent, Merger Sub or any other affiliate thereof (the “Excluded Shares”), or any shares of Company Common Stock as to which appraisal rights have been properly exercised in accordance with the General Corporation Law of the state of Delaware (the “DGCL”) (the “Dissenting Shares”)) will be automatically converted into the right to receive (a) cash in an amount equal to $11.45, without interest thereon and subject to all applicable withholding (the “Per Share Cash Consideration”), and (b) one divested asset proceed right (each, a “Divested Asset Proceed Right” or “DAP Right”) issued by Parent or one of its affiliates subject to and in accordance with the Divested Asset Proceed Rights Agreement (the “Per Share DAP Right Consideration” and, collectively with the Per Share Cash Consideration, the “Per Share Consideration”). Following the completion of the Merger, the shares of Company Common Stock will no longer be publicly traded, and holders of such shares of Company Common Stock that have been converted into the right to receive the Per Share Consideration will cease to have any ownership interest in the Company.

In connection with the entry into the Merger Agreement, Pessina and ASP entered into a voting agreement (the “Voting Agreement”), with the Company and Parent. On April 27, 2025, in connection with the sale and transfer by Pessina and ASP of all the shares of Company Common Stock held of record by them to ASP

Cayman (the “SP Investors Restructuring”), ASP Cayman was joined as a party to the Voting Agreement (Pessina, ASP and ASP Cayman are referred to in this Transaction Statement as the “SP Investors”). The shares beneficially owned by the SP Investors represent, in the aggregate, approximately 17% of the outstanding voting power of the Company’s capital stock as of the date of this Transaction Statement. The SP Investors have agreed, on the terms and subject to the conditions set forth in the Voting Agreement, to vote their shares of the Company’s capital stock owned by them: (1) in favor of the adoption of the Merger Agreement and the approval of the Merger and the other transactions contemplated by the Merger Agreement (the “Transactions”), and to vote against, among other things, any Acquisition Proposal (as defined in the Merger Agreement) or other proposal made in opposition to or in competition with the Merger Agreement and the Merger. The Voting Agreement will terminate on the earliest to occur of (i) the valid termination of the Merger Agreement in accordance with its terms and (ii) the Effective Time.

Also in connection with the entry into the Merger Agreement, Pessina and ASP entered into a reinvestment agreement (the “Reinvestment Agreement”) with Parent, which ASP Cayman joined on April 27, 2025 in connection with the SP Investors Restructuring. Pursuant to the Reinvestment Agreement, the SP Investors have agreed, on the terms and subject to the conditions set forth in the Reinvestment Agreement, to reinvest the aggregate Per Share Cash Consideration received by the SP Investors and an incremental cash investment, in each case, to purchase, immediately following the closing of the Merger, new equity interests in the Topcos (as defined in the Proxy Statement). Immediately following the closing of the transactions contemplated by the Reinvestment Agreement, the proportion of equity at each Topco, held by the SP Investors, on the one hand, and Sycamore and its affiliates, on the other hand, will be the same at each Topco. The Reinvestment Agreement will terminate either (i) upon the mutual written consent of Parent, the SP Investors and the Company or (ii) automatically if the Merger Agreement is terminated in accordance with its terms.

The Company’s board of directors (the “Board”), with Stefano Pessina and John Lederer (the “Recused Directors”) recused from the deliberations and approval, unanimously (1) determined that it is fair to, and in the best interests of the Company and the Company’s stockholders (including the unaffiliated stockholders (as defined below)), and declared it advisable, to enter into the Merger Agreement and certain other transaction documents, in each case, upon the terms and subject to the conditions set forth therein, (2) approved the execution and delivery of the Merger Agreement and certain other transaction documents by the Company, the performance by the Company of its covenants and other obligations thereunder, and the consummation of the Merger upon the terms and subject to the conditions set forth therein, (3) resolved to recommend that the Company’s stockholders adopt and approve the Merger Agreement in accordance with the DGCL; and (4) directed that the adoption and approval of the Merger Agreement be submitted for consideration by the Company’s stockholders at a meeting thereof.

The approval of the proposal to adopt and approve the Merger Agreement, which we refer to as the “Merger Agreement Proposal,” requires both the affirmative vote of (a) the holders of a majority of the outstanding shares of Company Common Stock entitled to vote on such matter at the Special Meeting, which we refer to as the “Delaware law vote condition,” and (b) the holders of a majority of the outstanding shares of Company Common Stock held by the unaffiliated stockholders cast on such matter at the Special Meeting, which we refer to as the “unaffiliated vote condition.” The unaffiliated stockholders are the holders of shares of Company Common Stock other than Stefano Pessina, John Lederer, Parent and any of their respective affiliates.

Concurrently with the filing of this Transaction Statement, the Company is filing with the SEC an Amendment No. 1 to its preliminary proxy statement (as amended, the “Proxy Statement”) under Regulation 14A of the Exchange Act, pursuant to which the Board is soliciting proxies from stockholders of the Company in connection with the Merger. The Proxy Statement is attached hereto as Exhibit (a)(1). A copy of the Merger Agreement is attached to the Proxy Statement as Annex A and is incorporated herein by reference. As of the date hereof, the Proxy Statement is in preliminary form, and is subject to completion or amendment. Terms used but not defined in this Transaction Statement have the meanings assigned to them in the Proxy Statement.

Pursuant to General Instruction F to Schedule 13E-3, the information in the Proxy Statement, including all annexes thereto, is expressly incorporated by reference herein in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the Proxy Statement and the annexes thereto. The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3.

While each of the Filing Persons acknowledges that the Merger is a going private transaction for purposes of Rule 13E-3 under the Exchange Act, the filing of this Transaction Statement shall not be construed as an admission by any Filing Person, or by any affiliate of a Filing Person, that the Company is “controlled” by any of the Filing Persons and/or their respective affiliates.

The information concerning the Company contained in, or incorporated by reference into, this Transaction Statement and the Proxy Statement was supplied by the Company. Similarly, all information concerning each other Filing Person contained in, or incorporated by reference into, this Transaction Statement and the Proxy Statement was supplied by such Filing Person. No Filing Person, including the Company, is responsible for the accuracy of any information supplied by any other Filing Person.

Item 1.	Summary Term Sheet

Regulation M-A Item 1001

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

Item 2.	Subject Company Information

Regulation M-A Item 1002

(a) Name and address. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Parties to the Merger—The Company”

(b) Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers About the Special Meeting and the Merger—Who can vote at the Special Meeting?”

“The Special Meeting—Record Date and Quorum”

“Other Important Information Regarding the Company”

(c) Trading market and price. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Other Important Information Regarding the Company—Market Price of Common Stock and Dividends”

(d) Dividends. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“The Merger Agreement—Covenants Relating to the Conduct of the Company’s Business”

“Other Important Information Regarding the Company—Market Price of Common Stock and Dividends”

(e) Prior public offerings. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Other Important Information Regarding the Company—Prior Public Offerings”

(f) Prior stock purchases. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Other Important Information Regarding the Company—Certain Transactions in the Shares of Common Stock”

Item 3.	Identity and Background of Filing Person

Regulation M-A Item 1003(a) through (c)

(a) – (b) Name and Address of Each Filing Person; Business and Background of Entities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Parties to the Merger”

“Parties to the Merger”

“Other Important Information Regarding the Company—Directors and Executive Officers of the Company”

“Other Important Information Regarding the Sycamore Entities” “Where You Can Find More Information”

(c) Business and Background of Natural Persons.

“Other Important Information Regarding the Company—Directors and Executive Officers of the Company”

“Other Important Information Regarding the Sycamore Entities”

Item 4.	Terms of the Transaction

Regulation M-A Item 1004(a) and (c) through (f)

(a) Material terms.

(1)	Tender offer. Not applicable.

(2)	(i) – (vii) Merger or Similar Transactions.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Purpose and Reasons of the Company for the Merger; Recommendation of the Board”

“Special Factors—Position of the Sycamore Entities as to the Fairness of the Merger, Purposes and Reasons of the Sycamore Entities of the Merger”

“Special Factors—Opinions of the Financial Advisors to the Board”

“Special Factors—Certain Unaudited Prospective Financial Information”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of the Executive Officers and Non-Employee Directors of the Company in the Merger”

“Special Factors—Material U.S. Federal Income Tax Consequences of the Merger”

“Special Factors—Effective Time of the Merger”

“Special Factors—Payment of Per Share Consideration”

“Special Factors—Accounting Treatment”

“The Merger Agreement—Closings and Effective Time of the Merger”

“The Merger Agreement—Payment Procedures”

“The Merger Agreement—Treatment of Company Stock Awards and Employee Purchase Plans”

“The Merger Agreement—Indemnification”

“The Merger Agreement—Employee Benefits Matters”

“The Merger Agreement—Proxy Statement; Company Stockholders’ Meeting; Schedule 13E-3”

“The Merger Agreement—Conditions to the Merger”

“The Voting Agreement”

“The Special Meeting—Vote Required”

“The Merger-Related Compensation Proposal”

Annex A: Agreement and Plan of Merger

(c) Different terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of the Executive Officers and Non-Employee Directors of the Company in the Merger”

“The Merger Agreement—Payment Procedures”

“The Merger Agreement—Treatment of Company Stock Awards and Employee Purchase Plans”

“The Merger Agreement—Indemnification”

“The Merger Agreement—Employee Benefits Matters”

“The Voting Agreement”

“The Merger-Related Compensation Proposal”

Annex A: Agreement and Plan of Merger

Annex D: Voting Agreement

(d) Appraisal rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers About the Special Meeting and the Merger—Am I entitled to rights of appraisal under the DGCL?”

“Special Factors—Appraisal Rights”

“The Merger Agreement—Appraisal Rights”

(e) Provisions for unaffiliated security holders. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Special Factors—Purpose and Reasons of the Company for the Merger; Recommendation of the Board”

“Special Factors—Provisions for Unaffiliated Stockholders”

(f) Eligibility for listing or trading. Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements

Regulation M-A Item 1005(a) through (c) and (e)

(a) Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of the Executive Officers and Non-Employee Directors of the Company in the Merger”

“Special Factors—Financing of the Merger”

“The Merger Agreement”

“The Divested Asset Proceed Rights Agreement”

“The Voting Agreement”

“The Reinvestment Agreement”

“The Merger-Related Compensation Proposal”

“Other Important Information Regarding the Company—Certain Transactions in the Shares of Common Stock”

Annex A: Agreement and Plan of Merger

Annex D: Voting Agreement

Annex E: Reinvestment Agreement

(b) – (c) Significant corporate events; Negotiations or contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Purpose and Reasons of the Company for the Merger; Recommendation of the Board”

“Special Factors—Position of the Sycamore Entities as to the Fairness of the Merger, Purposes and Reasons of the Sycamore Entities for the Merger”

“Special Factors—Interests of the Directors and the Executive Officers of the Company in the Merger”

“Special Factors—Financing of the Merger”

“The Merger Agreement”

“The Divested Asset Proceed Rights Agreement”

“The Voting Agreement”

“The Reinvestment Agreement”

Annex A: Agreement and Plan of Merger

Annex D: Voting Agreement

Annex E: Reinvestment Agreement

(e) Agreements involving the subject company’s securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Plans for the Company After the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Financing of the Merger”

“The Merger Agreement”

“The Divested Asset Proceed Rights Agreement”

“The Voting Agreement”

“The Reinvestment Agreement”

“The Special Meeting—Vote Required”

“The Merger-Related Compensation Proposal”

“Other Important Information Regarding the Company—Certain Transactions in the Shares of Common Stock”

Annex A: Agreement and Plan of Merger

Annex D: Voting Agreement

Annex E: Reinvestment Agreement

Item 6.	Purposes of the Transaction and Plans or Proposals

Regulation M-A Item 1006(b) and (c)(1) through (8)

(b) Use of securities acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Plans for the Company After the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Certain Effects of the Merger for Parent”

“Special Factors—Certain Effects on the Company if the Merger Is Not Completed”

“Special Factors—Financing of the Merger”

“Special Factors—Payment of Per Share Consideration”

“Special Factors—Interests of the Executive Officers and Non-Employee Directors of the Company in the Merger”

“The Merger Agreement—Treatment of Company Stock Awards and Employee Stock Purchase Plan”

“The Reinvestment Agreement”

“Other Important Information Regarding the Company—Market Price of Common Stock and Dividends”

“Delisting and Deregistration of Common Stock”

Annex A: Agreement and Plan of Merger

Annex E: Reinvestment Agreement

(c) (1) – (8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Purpose and Reasons of the Company for the Merger; Recommendation of the Board”

“Special Factors—Position of the Sycamore Entities as to the Fairness of the Merger, Purpose and Reasons of the Sycamore Entities for the Merger”

“Special Factors—Plans for the Company After the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Certain Effects of the Merger for Parent”

“Special Factors—Certain Effects on the Company if the Merger Is Not Completed”

“Special Factors—Interests of the Executive Officers and Non-Employee Directors of the Company in the Merger”

“Special Factors—Financing of the Merger”

“The Merger Agreement—The Merger; Directors and Officers” “The Merger Agreement—Treatment of Company Stock Awards and Employee Purchase Plans”

“The Merger Agreement—Covenants Relating to the Conduct of the Company’s Business”

“The Divested Asset Proceed Rights Agreement”

“The Voting Agreement”

“The Reinvestment Agreement”

“Other Important Information Regarding the Company —Market Price of Common Stock and Dividends”

“Other Important Information Regarding the Company—Directors and Executive Officers of the Company”

“Delisting and Deregistration of Common Stock”

Annex A: Agreement and Plan of Merger

Annex D: Voting Agreement

Annex E: Reinvestment Agreement

Item 7.	Purposes, Alternatives, Reasons and Effects

Regulation M-A Item 1013

(a) Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors— Purpose and Reasons of the Company for the Merger; Recommendation of the Board”

“Special Factors—Position of the Sycamore Entities as to the Fairness of the Merger, Purposes and Reasons of the Sycamore Entities for the Merger”

“Special Factors—Plans for the Company After the Merger”

“Special Factors—Certain Effects of the Merger”

(b) Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Purpose and Reasons of the Company for the Merger; Recommendation of the Board”

“Special Factors—Position of the Sycamore Entities as to the Fairness of the Merger, Purposes and Reasons of the Sycamore Entities for the Merger”

“Special Factors—Opinions of the Financial Advisors to the Board”

(c) Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Purpose and Reasons of the Company for the Merger; Recommendation of the Board”

“Special Factors—Position of the Sycamore Entities as to the Fairness of the Merger, Purposes and Reasons of the Sycamore Entities for the Merger”

“Special Factors—Opinions of the Financial Advisors to the Board”

“Special Factors—Certain Unaudited Prospective Financial Information”

“Special Factors—Certain Effects of the Merger”

Annex B: Opinion of Centerview

Annex C: Opinion of Morgan Stanley

(d) Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Purpose and Reasons of the Company for the Merger; Recommendation of the Board”

“Special Factors—Position of the Sycamore Entities as to the Fairness of the Merger, Purposes and Reasons of the Sycamore Entities for the Merger”

“Special Factors—Opinions of the Financial Advisors to the Board”

“Special Factors—Plans for the Company After the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Certain Effects of the Merger for Parent”

“Special Factors—Certain Effects on the Company if the Merger Is Not Completed”

“Special Factors—Interests of Directors and Executive Officers of the Company in the Merger”

“Special Factors—Appraisal Rights”

“Special Factors—Material U.S. Federal Income Tax Consequences of the Merger”

“Special Factors—Accounting Treatment”

“Special Factors—Financing of the Merger”

“Special Factors—Fees and Expenses”

“Special Factors—Payment of Per Share Consideration”

“The Merger Agreement—The Merger; Directors and Officers”

“The Merger Agreement—Treatment of Company Stock Awards and Employee Purchase Plans”

“The Merger Agreement—Covenants Relating to the Conduct of the Company’s Business”

“The Merger Agreement—Indemnification”

“The Merger Agreement—Employee Benefits Matters”

“Other Important Information Regarding the Company—Market Price of Common Stock and Dividends”

“Delisting and Deregistration of Common Stock”

Annex A: Agreement and Plan of Merger

Annex B: Opinion of Centerview

Annex C: Opinion of Morgan Stanley

Item 8.	Fairness of the Transaction

Regulation M-A Item 1014

(a) – (b) Fairness; Factors considered in determining fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Purpose and Reasons of the Company for the Merger; Recommendation of the Board”

“Special Factors—Position of the Sycamore Entities as to the Fairness of the Merger, Purposes and Reasons of the Sycamore Entities for the Merger”

“Special Factors—Opinions of the Financial Advisors to the Board”

“Special Factors—Summary of Presentations Provided by Centerview and Morgan Stanley”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of Executive Officers and Directors of the Company in the Merger”

Annex B: Opinion of Centerview

Annex C: Opinion of Morgan Stanley

(c) Approval of security holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Purpose and Reasons of the Company for the Merger; Recommendation of the Board”

“Special Factors—Position of the Sycamore Entities as to the Fairness of the Merger, Purposes and Reasons of the Sycamore Entities for the Merger”

“The Merger Agreement—Proxy Statement; Company Stockholders’ Meeting; Schedule 13E-3”

“The Merger Agreement—Conditions to the Merger”

“The Special Meeting”

“The Merger Agreement Proposal”

Annex A: Agreement and Plan of Merger

(d) Unaffiliated representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Purpose and Reasons of the Company for the Merger; Recommendation of the Board”

“Special Factors—Position of the Sycamore Entities as to the Fairness of the Merger, Purposes and Reasons of the Sycamore Entities for the Merger”

“Special Factors—Provisions for Unaffiliated Stockholders”

(e) Approval of directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Purpose and Reasons of the Company for the Merger; Recommendation of the Board”

“Special Factors—Position of the Sycamore Entities as to the Fairness of the Merger, Purposes and Reasons of the Sycamore Entities for the Merger”

“Special Factors—Opinions of the Financial Advisors to the Board”

“Special Factors—Interests of the Executive Officers and Non-Employee Directors of the Company in the Merger”

“The Merger Agreement Proposal”

(f) Other offers. Not applicable.

Item 9.	Reports, Opinions, Appraisals and Negotiations

Regulation M-A Item 1015

(a) – (b) Report, opinion or appraisal; Preparer and summary of the report, opinion or appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Purpose and Reasons of the Company for the Merger; Recommendation of the Board”

“Special Factors—Position of the Sycamore Entities as to the Fairness of the Merger, Purposes and Reasons of the Sycamore Entities for the Merger”

“Special Factors—Opinions of the Financial Advisors to the Board”

“Special Factors—Summary of Presentations Provided by Centerview and Morgan Stanley”

“Where You Can Find More Information”

Annex B: Opinion of Centerview

Annex C: Opinion of Morgan Stanley

(c) Availability of documents. The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested equity security holder of the Company or representative who has been so designated in writing.

Item 10.	Source and Amounts of Funds or Other Consideration

Regulation M-A Item 1007

(a) – (b), (d) Source of funds; Conditions; Borrowed Funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Financing of the Merger”

“The Merger Agreement—Financing; Cooperation with Debt Financing”

“The Reinvestment Agreement”

Annex E: Reinvestment Agreement

(c) Expenses. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Certain Effects on the Company if the Merger Is Not Completed”

“Special Factors—Fees and Expenses”

“The Merger Agreement—Termination”

“The Merger Agreement—Termination Fees; Reimbursement of Expenses”

Item 11.	Interest in Securities of the Subject Company

Regulation M-A Item 1008

(a) Securities ownership. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“The Voting Agreement”

“Special Factors—Interests of the Directors and Officers of the Company in the Merger”

“Other Important Information Regarding the Company—Security Ownership of Certain Beneficial Owners and Management”

“Other Important Information Regarding the Sycamore Entities”

Annex D: Voting Agreement

(b) Securities transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Other Important Information Regarding the Company—Prior Public Offerings”

“Other Important Information Regarding the Company—Certain Transactions in the Shares of Common Stock”

Item 12.	The Solicitation or Recommendation

Regulation M-A Item 1012(d) and (e)

(d) Intent to tender or vote in a going-private transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Purpose and Reasons of the Company for the Merger; Recommendation of the Board”

“Special Factors—Position of the Sycamore Entities as to the Fairness of the Merger, Purposes and Reasons of the Sycamore Entities for the Merger”

“Special Factors—Intent to Vote in Favor of the Merger”

“The Voting Agreement”

“The Special Meeting—Vote Required”

“The Special Meeting—The SP Investors’ Obligation to Vote in Favor of the Merger”

Annex A: Agreement and Plan of Merger

Annex D: Voting Agreement

(e) Recommendation of others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Purpose and Reasons of the Company for the Merger; Recommendation of the Board”

“Special Factors—Position of the Sycamore Entities as to the Fairness of the Merger, Purposes and Reasons of the Sycamore Entities for the Merger”

“Special Factors—Intent to Vote in Favor of the Merger”

“The Merger Agreement Proposal”

Item 13.	Financial Information

Regulation M-A Item 1010(a) through (b)

(a) Financial statements. The audited consolidated financial statements of the Company for the fiscal years ended August 31, 2024 and 2023 are incorporated herein by reference to the Company’s Annual Report on Form 10-K for the fiscal year ended August 31, 2024, filed on October 15, 2024 (see “Item 8—Financial Information” therein) and the unaudited condensed consolidated financial statements of the Company for the quarterly period ended February 28, 2025, are incorporated herein by reference to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended February 28, 2025, filed on April 8, 2025 (see “Item 1—Condensed Consolidated Financial Statements” therein).

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Certain Unaudited Prospective Financial Information”

“Special Factors—Certain Effects of the Merger”

“Other Important Information Regarding the Company—Book Value per Share”

“Where You Can Find More Information”

(b) Pro forma information. Not applicable.

Item 14.	Persons/Assets, Retained, Employed, Compensated or Used

Regulation M-A Item 1009

(a) – (b) Solicitations or recommendations; Employees and corporate assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Purpose and Reasons of the Company for the Merger; Recommendation of the Board”

“Special Factors—Interests of the Executive Officers and Non-Employee Directors of the Company in the Merger”

“Special Factors—Fees and Expenses”

“The Special Meeting—Solicitation of Proxies; Payment of Solicitation Expenses”

Item 15.	Additional Information

Regulation M-A Item 1011(b) and (c)

(b) Golden Parachute Compensation. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of the Executive Officers and Non-Employee Directors of the Company in the Merger”

“The Merger Agreement—Treatment of Company Stock Awards and Employee Purchase Plans”

“The Merger-Related Compensation Proposal”

Annex A: Agreement and Plan of Merger

(c) Other material information. The information set forth in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16.	Exhibits

Regulation M-A Item 1016(a) through (d), (f) and (g)

(a)(1) Preliminary Proxy Statement of Walgreens Boots Alliance, Inc. (the “Proxy Statement”) (included in the Schedule 14A filed concurrently with the SEC and incorporated herein by reference).

(a)(2) Form of Preliminary Proxy Card (included in the Proxy Statement and incorporated herein by reference).

(a)(3) Letter to WBA Stockholders (included in the Proxy Statement and incorporated herein by reference).

(a)(4) Notice of Special Meeting of Stockholders (included in the Proxy Statement and incorporated herein by reference).

(a)(5) Current Report on Form 8-K, dated March 6, 2025 (included in Schedule 14A filed on March 6, 2025 and incorporated herein by reference).

(a)(6) W Worldwide / W Connect Transaction Page (included in Schedule 14A filed on March  7, 2025 and incorporated herein by reference).

(a)(7) W Connect Weekly Friday Post from Tim Wentworth, Chief Executive Officer (included in Schedule 14A filed on March 7, 2025 and incorporated herein by reference).

(a)(8) Senior Leader Meeting Presentation, dated March 6, 2025 (included in Schedule 14A filed on March  7, 2025 and incorporated herein by reference).

(a)(9) Corporate LinkedIn Post, dated March 6, 2025 (included in Schedule 14A filed on March 7, 2025 and incorporated herein by reference).

(a)(10) LinkedIn Repost from Tim Wentworth, Chief Executive Officer, dated March 6, 2025 (included in Schedule 14A filed on March 7, 2025 and incorporated herein by reference).

(a)(11) LinkedIn Repost from Walgreens, dated March 6, 2025 (included in Schedule 14A filed on March  7, 2025 and incorporated herein by reference).

(a)(12) Walgreens Customer-Facing Transaction Overview (included in Schedule 14A filed on March 7, 2025 and incorporated herein by reference).

(a)(13) B2B Reactive Email Response (included in Schedule 14A filed on March  7, 2025 and incorporated herein by reference).

(a)(14) CareCentrix CEO Team Member Email, dated March 6, 2025 (included in Schedule 14A filed on March 7, 2025 and incorporated herein by reference).

(a)(15) CEO Message to Team Members, dated March 6, 2025 (included in Schedule 14A filed on March 7, 2025 and incorporated herein by reference).

(a)(16) Partner Email (included in Schedule 14A filed on March  7, 2025 and incorporated herein by reference).

(a)(17) Shields CEO Team Member Email, dated March 6, 2025 (included in Schedule 14A filed on March 7, 2025 and incorporated herein by reference).

(a)(18) Shields Health Solutions Partner Email (included in Schedule 14A filed on March  7, 2025 and incorporated herein by reference).

(a)(19) U.S. Regulator / Government Relationship Manager Email (included in Schedule 14A filed on March 7, 2025 and incorporated herein by reference).

(a)(20) VillageMD Team Member Communications, dated March 6, 2025 (included in Schedule 14A filed on March  7, 2025 and incorporated herein by reference).

(a)(21) Summit Health and CityMD Follow-Up Memo (included in Schedule 14A filed on March 7, 2025 and incorporated herein by reference).

(a)(22) Village Medical Follow-Up Memo (included in Schedule 14A filed on March 7, 2025 and incorporated herein by reference).

(a)(23) Investor / Analyst Email – Courtesy Note (included in Schedule 14A filed on March  7, 2025 and incorporated herein by reference).

(a)(24) Team Member FAQ (included in Schedule 14A filed on March  7, 2025 and incorporated herein by reference).

(a)(25) Store Manager Toolkit: Customer FAQ/Q&A—Store Employee Talking Points (included in Schedule 14A filed on March 7, 2025 and incorporated herein by reference).

(a)(26) Tim Wentworth, Video Message to Team Members (Transcript), dated March 6, 2025 (included in Schedule 14A filed on March 7, 2025 and incorporated herein by reference).

(a)(27) U.S. Town Hall – Transcript, dated March 7, 2025 (included in Schedule 14A filed on March  7, 2025 and incorporated herein by reference).

(a)(28) U.S. Town Hall – Presentation, dated March 7, 2025 (included in Schedule 14A filed on March 7, 2025 and incorporated herein by reference).

(a)(29) INTERNATIONAL B2B Stakeholder and Brand Partner Letter—Ireland, (included in Schedule 14A filed on March  7, 2025 and incorporated herein by reference).

(a)(30) INTERNATIONAL B2B Stakeholder and Brand Partner Letter (included in Schedule 14A filed on March 7, 2025 and incorporated herein by reference).

(a)(31) INTERNATIONAL Government Stakeholder Letter Ireland (included in Schedule 14A filed on March  7, 2025 and incorporated herein by reference).

(a)(32) INTERNATIONAL Government Stakeholder Letter UK (included in Schedule 14A filed on March 7, 2025 and incorporated herein by reference).

(a)(33) INTERNATIONAL Internal Email to Team Members (included in Schedule 14A filed on March 7, 2025 and incorporated herein by reference).

(a)(34) INTERNATIONAL LinkedIn Repost from Boots, dated March 7, 2025 (included in Schedule 14A filed on March 7, 2025 and incorporated herein by reference).

(a)(35) SENIOR LEADERS TOOLKIT – OVERVIEW AND Q&A (included in Schedule 14A filed on March  7, 2025 and incorporated herein by reference).

(a)(36) INTERNATIONAL Store Manager Message and Q&A (included in Schedule 14A filed on March 7, 2025 and incorporated herein by reference).

(a)(37) INTERNATIONAL Union Letter Ireland (included in Schedule 14A filed on March  7, 2025 and incorporated herein by reference).

(a)(38) INTERNATIONAL Union Letter (included in Schedule 14A filed on March  7, 2025 and incorporated herein by reference).

(a)(39) International Customer Service Materials and Q&A (included in Schedule 14A filed on March 10, 2025 and incorporated herein by reference).

(a)(40) Current Report on Form 8-K, dated March 6, 2025 (included in Schedule 14A filed on March 10, 2025 and incorporated herein by reference).

(a)(41) Supplemental Slides to the Investor Presentation, dated March 11, 2025 (included in Schedule 14A filed on March  11, 2025 and incorporated herein by reference).

(a)(42) INTERNATIONAL Franchise Letter – Opticians (included in Schedule 14A filed on March 11, 2025 and incorporated herein by reference).

(a)(43) International Team Member Balcony Briefing Video Transcript (included in Schedule 14A filed on March  12, 2025 and incorporated herein by reference).

(a)(44) Walgreens W Connect Reminder for Team Members, dated March 13, 2025 (included in Schedule 14A filed on March 13, 2025 and incorporated herein by reference).

(a)(45) Tim Wentworth, CEO 3/14/25 Update to Team Members on Walgreens W Connect, dated March 14, 2025 (included in Schedule 14A filed on March 14, 2025 and incorporated herein by reference).

(a)(46) No7 Beauty Company B2B Stakeholder and Brand Partner Letter (included in Schedule 14A filed on March  17, 2025 and incorporated herein by reference).

(a)(47) Anthony Hemmerdinger (Managing Director, Boots UK and Ireland) Weekly Vlog to Team Members Script, dated March 19, 2025 (included in Schedule 14A filed on March 19, 2025 and incorporated herein by reference).

(a)(48) Email to Investors Regarding the Filing of the Preliminary Proxy (included in Schedule 14A filed on April 14, 2025 and incorporated herein by reference).

(a)(49) Preliminary Proxy Team Member Q&A (included in Schedule 14A filed on April 15, 2025 and incorporated herein by reference).

(a)(50) Tim Wentworth, CEO 4/18/25 Update to Team Members on Walgreens W Connect (included in Schedule 14A filed on April 18, 2025 and incorporated herein by reference).

(a)(51) Town Hall - Transcript, dated May 8, 2025 (included in Schedule 14A filed on May 8, 2025 and incorporated herein by reference).

(a)(52) Town Hall - Summary, dated May 9, 2025 (included in Schedule 14A filed on May 9, 2025 and incorporated herein by reference).

(b)(1)+ Real Estate Financing Commitment Letter, dated March 6, 2025, by and among inter alios, Blazing Star Merger Sub, Inc., UBS AG, Stamford Branch, Wells Fargo Bank, National Association.

(b)(2)+ Preferred Equity Commitment Letter, dated March  6, 2025, by and between Blazing Star Merger Sub, Inc. and GoldenTree Asset Management LP.

(b)(3)+ Bridge Commitment Letter, dated March  6, 2025, by and among Blazing Star Merger Sub, Inc. and UBS AG, Stamford Branch.

(b)(4)+ Shields Commitment Letter, dated March 6, 2025, by and among inter alios, Blazing Star Merger Sub, Inc., HPS Investment Partners, LLC, Goldman Sachs Asset Management, L.P. and JPMorgan Chase Bank, N.A.

(b)(5)+ Amended and Restated International Commitment Letter, dated March 27, 2025, by and among inter alios, Blazing Star Merger Sub, Inc., JP Morgan Chase Bank, N.A., JPMorgan Chase Bank, N.A. London Branch, J.P. Morgan Securities plc, Goldman Sachs Bank USA, UBS AG London Branch, Citibank, N.A. London Branch, Citicorp North America, Inc., Deutsche Bank AG New York Branch, Deutsche Bank AG Cayman Islands Branch, Deutsche Bank Securities Inc., Wells Fargo Bank, National Association, Wells Fargo Bank, National Association, London Branch, Wells Fargo Securities, LLC, Mizuho Bank, Ltd., PNC Bank, National Association, PNC Financial Services UK Ltd, PNC Capital Markets LLC, Royal Bank of Canada, The Bank of Nova Scotia, The Bank of Nova Scotia, London Branch, CIBC World Markets Corp., Canadian Imperial Bank of Commerce, Citizens Bank, N.A., The Toronto-Dominion Bank, New York Branch, TD Bank, N.A., TD Securities USA (LLC), BNP Paribas, BNP Paribas Securities Corp., Fifth Third Bank, National Association, Truist Bank and U.S. Bank National Association.

(b)(6)+ Factoring Commitment Letter, dated March 6, 2025, by and between Blazing Star Merger Sub, Inc and Wells Fargo Bank, National Association.

(b)(7)+ Amended and Restated USR ABL Commitment Letter, dated March 27, 2025, by and among inter alios, Blazing Star Merger Sub, Inc., Wells Fargo Bank, National Association, Citigroup Global Markets Inc., Deutsche Bank AG New York Branch, Deutsche Bank Securities Inc., Goldman Sachs Bank USA, JPMorgan Chase Bank, N.A., UBS AG, Stamford Branch, UBS Securities LLC, Mizuho Bank, Ltd., PNC Bank, National Association, PNC Capital Markets LLC, Royal Bank of Canada, CIBC World Markets Corp., Canadian Imperial Bank of Commerce, Citizens Bank, N.A., Fifth Third Bank, National Association, Fifth Third Securities, Inc., The Bank of Nova Scotia, TD Bank, N.A., Truist Bank, Truist Securities, Inc., U.S. Bank National Association, BNP Paribas, BNP Paribas Securities Corp., Regions Bank, and Regions Capital Markets, A Division of Regions Bank.

(c)(1)*+ Discussion Materials, dated October 8, 2024, prepared by Centerview for the Board of Directors.

(c)(2)*+ Discussion Materials, dated October  24, 2024, prepared by Centerview for the Board of Directors.

(c)(3)*+ Discussion Materials, dated December  4, 2024, prepared by Centerview for the Board of Directors.

(c)(4)*+ Discussion Materials, dated December  11, 2024, prepared by Centerview for the Transaction Committee of the Board of Directors.

(c)(5)*+ Discussion Materials, dated December 18, 2024, prepared by Centerview for the Transaction Committee of the Board of Directors.

(c)(6)*+ Discussion Materials, dated December  23, 2024, prepared by Centerview for the Transaction Committee of the Board of Directors.

(c)(7)*+ Discussion Materials, dated February 4, 2025, prepared by Centerview for the Transaction Committee of the Board of Directors and the Board of Directors.

(c)(8)*+ Discussion Materials, dated February 9, 2025, prepared by Centerview for the Board of Directors.

(c)(9)*+ Discussion Materials, dated February  11, 2025, prepared by Centerview for the Transaction Committee of the Board of Directors.

(c)(10)*+ Discussion Materials, dated February  13, 2025, prepared by Centerview for the Board of Directors.

(c)(11)*+ Discussion Materials, dated February  26, 2025, prepared by Centerview for the Transaction Committee of the Board of Directors.

(c)(12)*+ Discussion Materials, dated February  28, 2025, prepared by Centerview for the Board of Directors.

(c)(13)*+ Discussion Materials, dated February  28, 2025, prepared by Morgan Stanley for the Board of Directors.

(c)(14)*+ Discussion Materials, dated March  6, 2025, prepared by Centerview for the Board of Directors.

(c)(15)*+ Discussion Materials, dated March  6, 2025, prepared by Morgan Stanley for the Board of Directors.

(c)(16) Opinion of Centerview Partners LLC, dated March  6, 2025 (incorporated herein by reference to Annex B of the Proxy Statement).

(c)(17) Opinion of Morgan Stanley & Co. LLC, dated March 6, 2025 (incorporated herein by reference to Annex C of the Proxy Statement).

(d)(1) Agreement and Plan of Merger, dated as of March 6, 2025, by and among Walgreens Boots Alliance, Inc., Blazing Star Merger Sub, Inc. and Blazing Star Parent, LLC (incorporated herein by reference to Annex A of the Proxy Statement).

(d)(2) Voting Agreement, dated March 6, 2025, by and among Walgreens Boots Alliance, Inc., Blazing Star Parent, LLC, Stefano Pessina and Alliance Santé Participations S.A. (incorporated herein by reference to Annex D of the Proxy Statement).

(d)(3) Reinvestment Agreement, dated March 6, 2025, by and among Blazing Star Parent, LLC, Stefano Pessina and Alliance Santé Participations S.A. (incorporated herein by reference to Annex E of the Proxy Statement).

(d)(4) Form of Divested Asset Proceed Rights Agreement (incorporated herein by reference to Exhibit A to Annex A of the Proxy Statement).

(d)(5)+ Equity Commitment Letter, dated March 6, 2025, by and among Sycamore Partners III, L.P., Sycamore Partners III-A, L.P., Sycamore Partners Wing Co-Invest, L.P., Blazing Star Parent, LLC, Blazing Star Shields Direct Parent, LLC, and Blazing Star IA Parent, LLC.

(d)(6)+ Limited Guaranty, dated as of March 6, 2025, by and among Sycamore Partners III, L.P., Sycamore Partners III-A, L.P. and Walgreens Boots Alliance, Inc.

(d)(7) Interim Investors Agreement, dated March 6, 2025, by and among Sycamore Partners III, L.P., Sycamore Partners III-A, L.P., Sycamore Partners Wing Co-Invest, L.P., Blazing Star Parent, LLC, Blazing Star Merger Sub, Inc., Stefano Pessina and Alliance Santé Participations S.A. (incorporated herein by reference to Exhibit 99.(r) of the Schedule 13D/A, filed on March 7, 2025 by Alliance Santé Participations S.A., Stefano Pessina and NewCIP II S.a r.l.)

(d)(8) Joinder Agreement to the Voting Agreement, dated April 27, 2025, by and among Walgreens Boots Alliance, Inc., Stefano Pessina, Alliance Santé Participations S.A., Alliance Sante Participations Ltd. and Blazing Star Parent, LLC (incorporated herein by reference to Exhibit 99.(x) of the Schedule 13D/A, filed on April 29, 2025 by Alliance Sante Participations S.A., NewCIP II S.a r.l., Alliance Sante Participations Ltd. and Stefano Pessina).

(d)(9) Joinder Agreement to the Reinvestment Agreement, dated April 27, 2025, by and among Stefano Pessina, Alliance Santé Participations S.A., Alliance Sante Participations Ltd. and Blazing Star Parent, LLC (incorporated herein by reference to Exhibit 99.(y) of the Schedule 13D/A, filed on April 29, 2025 by Alliance Sante Participations S.A., NewCIP II S.a r.l., Alliance Sante Participations Ltd. and Stefano Pessina).

(d)(10) Joinder Agreement to the Interim Investors Agreement, dated April 27, 2025, by and among Sycamore Partners III, L.P., Sycamore Partners III-A, L.P., Sycamore Partners Wing Co-Invest, L.P., Blazing Star Parent, LLC, Blazing Star Merger Sub, Inc., Stefano Pessina, Alliance Santé Participations S.A. and Alliance Sante Participations Ltd. (incorporated herein by reference to Exhibit 99.(w) of the Schedule 13D/A, filed on April 29, 2025 by Alliance Sante Participations S.A., NewCIP II S.a r.l., Alliance Sante Participations Ltd. and Stefano Pessina).

(f)+ Section  262 of the General Corporation Law of the state of Delaware.

107+ Filing Fee Table.

*	Certain portions of this exhibit have been redacted and separately filed with the SEC pursuant to a request for confidential treatment.
+	Previously filed with the Transaction Statement on Schedule 13E-3 filed with the SEC on April 14, 2025.

SIGNATURES

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 14, 2025

WALGREENS BOOTS ALLIANCE, INC.

By:	/s/ Tim Wentworth
Name: Tim Wentworth
Title: Chief Executive Officer

BLAZING STAR PARENT, LLC

By:	/s/ Stefan L. Kaluzny
Name: Stefan L. Kaluzny
Title: President

BLAZING STAR MERGER SUB, INC.

By:	/s/ Stefan L. Kaluzny
Name: Stefan L. Kaluzny
Title: President

SYCAMORE PARTNERS III, L.P.

By: Sycamore Partners III GP, L.P., its general partner

By: Sycamore Partners III GP, Ltd., its general partner

By:	/s/ Stefan L. Kaluzny
Name: Stefan L. Kaluzny
Title: Director

SYCAMORE PARTNERS III-1, L.P.

By: Sycamore Partners III GP, L.P., its general partner

By: Sycamore Partners III GP, Ltd., its general partner

By:	/s/ Stefan L. Kaluzny
Name: Stefan L. Kaluzny
Title: Director

SYCAMORE PARTNERS WING CO-INVEST, L.P.

By: Sycamore Partners III GP, L.P., its general partner

By: Sycamore Partners III GP, Ltd., its general partner

By:	/s/ Stefan L. Kaluzny
Name: Stefan L. Kaluzny
Title: Director

SYCAMORE PARTNERS III GP, L.P.

By: Sycamore Partners III GP, Ltd., its general partner

By:	/s/ Stefan L. Kaluzny
Name: Stefan L. Kaluzny
Title: Director

SYCAMORE PARTNERS III GP, LTD.

By:	/s/ Stefan L. Kaluzny
Name: Stefan L. Kaluzny
Title: Director

BLAZING STAR CCX SUPERCO, INC.

By:	/s/ Stefan L. Kaluzny
Name: Stefan L. Kaluzny
Title: President

BLAZING STAR IA PARENT, LLC

By:	/s/ Stefan L. Kaluzny
Name: Stefan L. Kaluzny
Title: President

BLAZING STAR SHIELDS SUPERCO II, LLC

By:	/s/ Stefan L. Kaluzny
Name: Stefan L. Kaluzny
Title: President

BLAZING STAR INVESTORS, LLC

By:	/s/ Stefan L. Kaluzny
Name: Stefan L. Kaluzny
Title: President

BLAZING STAR BOOTS SUPERCO (JERSEY) LIMITED

By:	/s/ Stefan L. Kaluzny
Name: Stefan L. Kaluzny
Title: President

BLAZING STAR RETAIL BLOCKER BUYER, LLC

By:	/s/ Stefan L. Kaluzny
Name: Stefan L. Kaluzny
Title: President

BLAZING STAR OFFICE BLOCKER BUYER, LLC

By:	/s/ Stefan L. Kaluzny
Name: Stefan L. Kaluzny
Title: President

BLAZING STAR DC BLOCKER BUYER, LLC

By:	/s/ Stefan L. Kaluzny
Name: Stefan L. Kaluzny
Title: President

BLAZING STAR EXCLUDED PROPERTY BLOCKER BUYER, LLC

By:	/s/ Stefan L. Kaluzny
Name: Stefan L. Kaluzny
Title: President

ALLIANCE SANTE PARTICIPATIONS LTD.

By:	/s/ Stefano Pessina
Name: Stefano Pessina
Title: Director

By:	/s/ Ben Burman
Name: Ben Burman
Title: Director

ALLIANCE SANTÉ PARTICIPATIONS S.A.

By:	/s/ Simone Retter
Name: Simone Retter
Title: Président (Chairman)

By:	/s/ Stefano Pessina
Name: Stefano Pessina
Title: Administrateur (Director)

STEFANO PESSINA

By:	/s/ Stefano Pessina
Name: Stefano Pessina